Exhibit 21.1

MYnd Analytics, Inc., a California corporation (formerly called CNS Response, Inc. until November 22, 2017), Colorado CNS Response, Inc., a Colorado corporation and Arcadian Telepsychiatry Services LLC, a Delaware limited liability company, are wholly-owned subsidiaries of MYnd Analytics, Inc., a Delaware corporation.

Neuro-Therapy Clinic, Inc., a Colorado corporation, is a wholly-owned subsidiary of Colorado CNS Response, Inc.